EXHIBIT 99.2

AMENDMENT 1 TO THE
CORNERSTONE COMMUNITY BANK ESOP

(AMENDED AND RESTATED AS OF DECEMBER 19, 2005)

MANDATORY DISTRIBUTION AMENDMENT
(CODE SECTION 401(a)(31)(b))

ARTICLE I
APPLICATION OF AMENDMENT

1.1	Effective Date. The provisions of this Amendment will apply with respect to distributions made on or after December 19, 2005.

1.2	Precedence. This Amendment supersedes any inconsistent provision of the Plan.

ARTICLE II
ELIMINATION OF MANDATORY DISTRIBUTION PROVISIONS

The provisions of the Plan that provide for the involuntary distribution of vested accrued benefits of $5,000 or less are modified as follows:

No Mandatory Distributions. Participant consent to the distribution now shall be required before the Plan may make the distribution.

IN WITNESS WHEREOF, this Amendment has been executed and thereby adopted on this the 19th day of December, 2005.

CORNERSTON COMMUNITY BANK

By:	/s/ Nathaniel F. Hughes

ATTEST:______________________________